December 18, 2013

Ms. Mara L. Ransom

Assistant Director

Ms. Elizabeth Walsh

Division of Corporation Finance

United States Securities and Exchange Commission

100 F. Street N.E.

Washington, D.C. 20549

Re: Universal Bioenergy, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2012

Filed April 15, 2013

File No. 333-123465

Response Letter dated November 8, 2013

Schedule 13D filed on October 23, 2013 by Global Energy Group LLC

File No. 005-84761

Dear Ms. Ransom;

This letter will address the issues and concerns raised in the SEC Comment Letter dated November 15, 2013 (“Comment Letter”) for the Universal Bioenergy, Inc. (the “Company”), Form 10-K Report for the fiscal year ended December 31, 2012, Response Letter dated November 8, 2013, and Schedule 13D filed on October 23, 2013 by Global Energy Group LLC. Due to the length and nature of the comment and questions, we have separated the responses into “Part A” and “Part B” to reflect the two separate issues that are in question.

1. SEC COMMENT: Part A

RESPONSE LETTER dated NOVEMBER 8, 2013

We note your response to comment 4 in our letter dated October 8, 2013 and the disclosure you provided in your Form 10-K for the transition period ended June 30, 2013 that “Global Energy Group’s controlling entity has been disclosed to us as Rainco Management LLC and the control person for Rainco Management LLC is N. C. Singletary.” It is unclear to us why you did not disclose this information sooner and why you previously characterized the purchaser of notes as “undetermined” and a “non-affiliated party.”

Universal Bioenergy Inc. · 19800 MacArthur Blvd., Suite 300 · Irvine, CA 92612 · Tel 949-559-5017 · Fax 951-281-4653

(1)

For example, we note your disclosure on page 25 of the Form 10-Q for the fiscal quarter ended March 31, 2013 that the promissory notes converted on April 10, 2013 were previously purchased from existing note-holders on January 11, 2013 by a “non-affiliated party.” In addition, we note your disclosure on page 25 that the “purchasing party was Global Energy Group, and its controlling person ha[s] not been disclosed to us and is undetermined at this time.” Considering your disclosure on page 7 of the Form 10-K for the transition period ended June 30, 2013 that Solomon Ali, your Senior Vice President of Corporate Finance and Investor Relations, served as CEO of Rainco Industries and that your web-site refers to Rainco Industries as a consultant, it is unclear to us how you were unaware that they were the purchaser of your notes and, accordingly, were an affiliate. Please provide the analysis by which you determined the un-affiliated status of Global Energy Group LLC, as well as your analysis regarding the “undetermined” identity of the control person of Global Energy Group LLC.

OUR RESPONSE:

The disclosures reflected in our Form 10-Q Quarterly Report for the period ending March 31, 2013 regarding the Global Energy Group LLC transaction are indicated below in the following excerpts;

“Excerpt” - NOTE 12 – SUBSEQUENT EVENTS - on page 13

On April 10, 2013, the Company converted a portfolio of 14 Promissory Notes payables, with a principle amount of $3,234,775 into common shares of stock and issued 1,568,630,000 common shares for that conversion. Previously, on January 11, 2013, a non-affiliated party purchased a portfolio of 14 of the Company’s Promissory Notes, in a private transaction directly from the individual Note Holders with a total principal amount of $3,234,775. The final conversion of these Notes included $3,234,775 in principal and $0.00 in accrued interest that was due on the Notes upon conversion. This leaves a remaining balance of $0.00 on these Notes. This conversion of debt reduced the Company’s Notes Payables by a principal amount of $3,234,775. The 1,568,630,000 shares is the equivalent of 61.78% of the Company’s outstanding shares of common stock.

“Excerpt” - ITEM 5. Other Information – on page 25

There is no other information to report with respect to which information is not otherwise called for by this form except as follows:

On April 10, 2013, the Company converted a portfolio of 14 Promissory Notes payables, with a principle amount of $3,234,775 into common shares of stock and issued 1,568,630,000 common shares for that conversion. Previously, on January 11, 2013, a non-affiliated party purchased a portfolio of 14 of the Company’s Promissory Notes, in a private transaction directly from the individual Note Holders with a total principal amount of $3,234,775. The final conversion of these Notes included $3,234,775 in principal and $0.00 in accrued interest that was due on the Notes upon conversion. This leaves a remaining balance of $0.00 on these Notes. This conversion of debt reduced the Company’s Notes Payables by a principal amount of $3,234,775. The 1,568,630,000 shares is the equivalent of 61.78% of the Company’s outstanding shares of common stock. The purchasing party was Global Energy Group, and its controlling person have not been disclosed to us and is undetermined at this time. The purchasing party is now deemed an affiliate.

Determination of Note Portfolio Purchaser

Please note, that in the disclosure(s) in the Form 10-Q Report for March 31, 2013, (as per the excerpts above), we did not indicate, nor did we “characterized the purchaser of notes as undetermined”. We clearly stated under ITEM 5 that, “The purchasing party was Global Energy Group, and its controlling person have not been disclosed to us and is undetermined at this time. The purchasing party is now deemed an affiliate.” Therefore, the purchasing party was clearly disclosed as Global Energy Group (GEG). However, the controlling person of GEG was not disclosed to us and was undetermined at that time.

Determination of Note Purchaser’s Un-Affiliate and Affiliate Status

On January 11, 2013, Global Energy Group  LLC purchased the portfolio of 14 of the Company’s Promissory Notes, in a private transaction directly from the individual Note Holders, with a total principal amount of $3,234,775. The original or previous Note Holders were all creditors, (non-affiliates) of Universal Bioenergy Inc. When Global Energy Group LLC, (GEG) purchased the Notes from the original Note Holders, our management believed GEG merely stood in the original Note Holder(s) position, with their same rights, and GEG merely became a creditor also. We therefore believed that GEG, now being a creditor at the time of the purchase of the Note(s), was not deemed an affiliate of the Company.

Subsequently, on April 10, 2013, the Company, (at the request of the new Note Holder GEG), converted GEG’s portfolio of 14 Promissory Notes into common shares of stock; and issued 1,568,630,000 common shares for that conversion. After the conversion of the Note(s) into common stock, we believed that GEG now was deemed an affiliate of the Company. This was reflected in the Form 10-Q Report for March 31, 2013 under ITEM 5, with the statement that was disclosed regarding GEG, “The purchasing party is now deemed an affiliate.”

Determination of Identity and Disclosure of Controlling Party

Subsequently, when it was finally disclosed to the Company who the control person of GEG was, this information was fully disclosed and reflected in our Form 10-K Annual Report for the period ended September 30, 2013. In that Report, it was clearly stated that, “Global Energy Group’s controlling entity has been disclosed to us as Rainco Management LLC and the control person for Rainco Management LLC is N. C. Singletary.”

1. SEC COMMENT: Part B

Considering your disclosure on page 7 of the Form 10-K for the transition period ended June 30, 2013 that Solomon Ali, your Senior Vice President of Corporate Finance and Investor Relations, served as CEO of Rainco Industries and that your web-site refers to Rainco Industries as a consultant, it is unclear to us how you were unaware that they were the purchaser of your notes and, accordingly, were an affiliate. Please provide the analysis by which you determined the un-affiliated status of Global Energy Group LLC, as well as your analysis regarding the “undetermined” identity of the control person of Global Energy Group LLC.

OUR RESPONSE:

Solomon Ali – Relationship with Rainco Industries Inc.

Solomon Ali was appointed as Senior Vice President of Corporate Finance and Investor Relations and a Director of Universal Bioenergy Inc., on March 5, 2009. Solomon Ali resigned as CEO of Rainco Industries Inc., in August of 2010, over three years ago. Although, Solomon Ali has served as a consultant to Rainco Industries Inc., he is not familiar with all of the internal management and operations of that company. Please note that Solomon Ali is a consultant for Rainco Industries Inc. Although having similar names; to our knowledge, Rainco Industries Inc., and Rainco Management LLC are two separate companies and are not affiliated with each other. Therefore, we or Solomon Ali could not be expected to know who the control person was for Global Energy Group LLC or Rainco Management LLC. Furthermore, Rainco Management LLC is the controlling entity of Global Energy Group LLC, not of Rainco Industries Inc. The statement that Rainco Industries Inc., purchased the Notes is not accurate. The Notes were purchase by GEG, not by Rainco Industries Inc., nor by Rainco Management LLC.

Therefore, since neither Rainco Industries Inc., nor Rainco Management LLC purchased the Note(s), neither of those entities would be deemed an affiliate of the Company at the time the Note(s) were acquired from the original Note Holder(s). The Note(s) were purchased by GEG.

Determination of Note Purchaser’s Un-Affiliate and Affiliate Status

On January 11, 2013, Global Energy Group  LLC purchased the portfolio of 14 of the Company’s Promissory Notes, in a private transaction directly from the individual Note Holders, with a total principal amount of $3,234,775. The original or previous Note Holders were all creditors, (non-affiliates) of Universal Bioenergy Inc. When Global Energy Group LLC, (GEG) purchased the Notes from the original Note Holders, our management believed GEG merely stood in the original Note Holder(s) position, with their same rights, and GEG merely became a creditor also. We therefore believed that GEG, now being a creditor at the time of the purchasing of the Note(s), was not deemed an affiliate of the Company.

Subsequently, on April 10, 2013, the Company, (at the request of the new Note Holder GEG), converted GEG’s portfolio of 14 Promissory Notes into common shares of stock; and issued 1,568,630,000 common shares for that conversion. After the conversion of the Note(s) into common stock, we believed that GEG now was deemed an affiliate of the Company. This was reflected in the Form 10-Q, under ITEM 5, with the statement was disclosed regarding GEG, “The purchasing party is now deemed an affiliate.”Additionally, to the best of our knowledge, Rainco Management LLC did not receive any shares of common stock in that transaction and does hold any shares of our stock.

Determination of Identity and Disclosure of Controlling Party

Subsequently, when it was finally disclosed to the Company who the control person of GEG was, it was fully disclosed and reflected in our Form 10-K Annual Report for the period ended September 30, 2013. In that Report, it was clearly stated that, “Global Energy Group’s controlling entity has been disclosed to us as Rainco Management LLC and the control person for Rainco Management LLC is N. C. Singletary.”

2. & 3. SEC COMMENT:

Schedule 13D

2. Please advise your controlling shareholder of the need to re-file the Schedule 13D such that all beneficial owners of the subject securities are reporting persons, and include appropriate corresponding disclosure. Please refer to Rule 13d-3(a) for the definition of a beneficial owner.

OUR RESPONSE:

We have provided Global Energy Group LLC with a copy of your Comment Letter dated November 13, 2013, and advised them to take appropriate action in accordance with your Letter.

3. Please also advise your controlling shareholder of the need to revise the disclosure under Item 2 to include the correct address(es) of the reporting person(s). The existing disclosure is unclear

OUR RESPONSE:

We have provided Global Energy Group LLC with a copy of your Comment Letter dated November 13, 2013, and advised them to take appropriate action in accordance with your Letter.

Conclusion

This completes the full response to the questions and comments as requested in your Letter dated November 15, 2013 regarding the report and forms indicated above. We all truly understand the importance of this matter.

If you need any additional information regarding the above, please feel free to contact me.

Very truly yours,

Vince M. Guest

Vince M. Guest

Its: President and CEO

SEC – Comment Response 12-18-13